SEC FILE NUMBER 001-10762

CUSIP NUMBER 41754V103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Harvest Natural Resources, Inc.

Full Name of Registrant

Former Name if Applicable

1177 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77077

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the financial statements of Harvest Natural Resources, Inc. (“we”, “our” or the “Company”) for the quarter ended March 31, 2013, and following discussions with the audit committee of our board of directors, management concluded that the Company is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense due to the following:

On May 2, 2013, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2012 after an extended period of time that was required to restate our annual consolidated financial statements for the years ended December 31, 2010 and 2011 and the unaudited interim consolidated financial statements for all quarters in 2011 and the first three quarters of 2012. The reasons for the delayed filing of the Form 10-K are further described in the Company’s Form 12b-25 that was filed with the Securities and Exchange Commission on March 19, 2013. Also, the Company’s equity affiliate in Venezuela, Petrodelta, S.A. (“Petrodelta”), will require additional time to close its financial records and prepare the required financial statements for the first quarter of 2013. As a result of these delays, the Company will require additional time to complete and file its Form 10-Q for the quarter ending March 31, 2013.

The Company plans to file their Form 10-Q as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Haynes	281	899-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III relating to the delay in the preparation of the financial statements of Petrodelta for the quarter ended March 31, 2013, at this time the Company is unable to prepare a reasonable estimate of results of operations for the quarter ended March 31, 2013. Further, the Company is unable to project whether any significant changes in results of operations from the corresponding quarter ended March 31, 2012 will be reflected by the earnings statements to be included in the Form 10-Q for the quarter ended March 31, 2013.

Harvest Natural Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2013	By:	/s/ Stephen C. Haynes
Stephen C. Haynes Vice President – Finance, Chief Financial Officer and Treasurer